MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE FIRST QUARTER ENDED
MARCH 31, 2024

The following management's discussion and analysis ("MD&A"), which is dated as of May 15, 2024, provides a review of the activities, results of operations and financial condition of Loncor Gold Inc. (the "Company" or "Loncor") as at and for the three-month period ended March 31, 2024, as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three-month period ended March 31, 2024 (the "First Quarter Financial Statements"), together with the MD&A and audited consolidated financial statements as at and for the year ended December 31, 2023 (the "Annual Financial Statements"). As the Company's consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company's annual information form dated April 1, 2024, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, potential mineral resource increases, exploration results, future exploration and development, potential mineral resources, results of the Adumbi deposit Preliminary Economic Assessment ("PEA"), potential underground mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that actual circumstances will differ from the estimates and assumptions used in the Adumbi PEA, the possibility that drilling or development programs will be delayed, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations, changes in equity markets, changes in gold prices, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), fluctuations in currency exchange rates, inflation, political developments in the Democratic Republic of the Congo (the "DRC"), changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data, and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be placed on such statements due to the inherent uncertainty therein.

General

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the DRC.  The Loncor team has over two decades of experience of operating in the DRC. Loncor's growing resource base in the Ngayu Belt is focused on the Imbo Project where the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor via its 84.68% interest in the Imbo Project.  Following a drilling program carried out by the Company at the Adumbi deposit in 2020-2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021. The Makapela Project (which is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).  As a result of the pending sale of the Makapela Project (a non-core asset), which sale is expected to be completed during the second quarter of 2024, the Makapela Project is classified in the consolidated statement of financial position as an "asset held for sale" (see note 7 of the First Quarter Financial Statements).

The Company also has, through a DRC subsidiary or under option from third parties, 46 mineral exploration permits with respect to properties in North Kivu province of the DRC. All of the 46 North Kivu exploration permits are currently under force majeure due to the poor security situation in North Kivu province.

In January 2024, the Company announced that drilling tenders have been sent to a number of drilling companies to bid on a 11,000-metre-deep drilling program at its priority gold exploration target below the Adumbi USD1,600/oz pit shell. Fifteen intersections are proposed below the pit shell in order to outline an inferred underground mineral resource. Of the fifteen proposed intersections, six interceptions will be wedged off nine deeper holes in order to save time and costs. This drilling program is estimated to be completed by year end at which time an underground inferred mineral resource estimate will be carried out.

In December 2023, the Company entered into an agreement for the sale of Loncor's Makapela Project (a non-core asset of the Company) for Cdn$13,500,000 cash.  The agreement calls for the sale price to be paid in a series of progress payments beginning with a deposit of Cdn$2,000,000.  The balance of the progress payments, totaling Cdn$11,500,000, will be paid upon completion of the transfer of title to the buyer, which is expected to occur during the second quarter of 2024.

In May 2023, the Company closed a non-brokered private placement financing of 5,400,000 units of the Company at a price of Cdn$0.40 per unit for gross proceeds of Cdn$2,160,000. Each such unit consisted of one common share of the Company and one common share purchase warrant of the Company, with each such warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.60 for a period of 24 months following the closing date of the issuance of the units. The uses of proceeds from this financing were general corporate purposes and working capital.

In February 2023, Loncor announced that it had concluded a leasing agreement with Ding Sheng Services S.A.R.L. ("Ding Sheng") that permits Ding Sheng to mine the non-strategic alluvial potential to the south of Adumbi, with a focus on the gravels bordering the Imbo River.  Reference is made to note 9 of the Annual Financial Statements and note 9 of the First Quarter Financial Statements with respect to the payments received by the Company under this agreement.

Qualified Person

Peter N. Cowley, a director and President of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Technical Reports

Additional information with respect to the Company's Adumbi deposit (and other properties of the Company within its Imbo Project) is contained in the technical report of New SENET (Pty) Ltd and Minecon Resources and Services Limited dated December 15, 2021 and entitled "NI 43-101 Preliminary Economic Assessment of the Adumbi Deposit in the Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Additional information with respect to the Company's Makapela Project is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo". A copy of the said report can be obtained from SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Results of Operations

For the three months ended March 31, 2024, the Company reported a net loss of $574,528 compared to a net loss of $463,923 for the three-months ended March 31, 2023. Expenses capitalized to mineral properties are discussed under the "Exploration and Evaluation Expenditures" section below. Significant changes occurred during the three-month period ended March 31, 2024 in the expense categories described below as compared to the three-month period ended March 31, 2023:

Consulting, management and professional fees

Consulting, management and professional fees increased to $154,953 during the first quarter of 2024 as compared to $117,947 incurred during the first quarter of 2023. Consulting fees amounted to $83,034 (compared to $72,386 during the first quarter of 2023) of which $7,502 were in relation to share-based payment expenses for stock options issued to consultants during the first quarter of 2024 (first quarter of 2023 - $nil). Professional fees which included mainly legal fees amounted to $47,919 (compared to $27,567 in the first quarter of 2023). Management fees of $24,000 were in relation to directors' fees recorded during the first quarter of 2024 compared to $17,994 for the first quarter of 2023.

Employee benefits

The Company's employee benefits expense was $226,818 for the three-month period ended March 31, 2024 compared to $233,113 incurred during the three-month period ended March 31, 2023. The decrease in costs was mainly due fluctuations in the Canadian exchange rate.

Office and sundry

Office and sundry expenses decreased to $49,290 during the first quarter ended March 31, 2024 from $52,275 during the first quarter ended March 31, 2023. The decrease in costs recorded in office and sundry during the first quarter of 2024 was mainly the result of lower filing fees paid during the first quarter of 2024 compared to the first quarter of 2023.

Share-based payments

The share-based payment expense in relations to stock options granted to employees, directors and officers of the Company during the first quarter of 2024 was $60,996, compared to $nil incurred during the first quarter of 2023. There were no stock options issued to employees, directors and officers of the Company during the first quarter of 2023.

Travel and promotion

The Company's travel and promotion expenses had a minor increase to $56,201 during the three-month period ended March 31, 2024, compared to $50,788 incurred during the first quarter of 2023.

Foreign exchange loss

The Company recorded a foreign exchange loss of $8,739 during the first quarter ended March 31, 2024, compared to a foreign exchange loss of $1,462 for the first quarter of 2023. This change was due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Interest and other income

During the first quarter ended March 31, 2024, the Company recognized interest and other income of $8,386 compared to $2,833 for the comparative period in 2023.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the first quarter of 2024. This financial information has been prepared using accounting policies consistent with International Accounting Standards ("IAS") 34 Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"). The Company's presentation and functional currency is the United States dollar.

	2024	2023	2023	2023
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net loss	($574,528)	($19,488,433)	($477,928)	($836,661)
Net loss per share	$(0.00)	$(0.13)	$(0.00)	$(0.01)

	2023	2022	2022	2022
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net loss	($463,923)	($368,523)	($725,801)	($1,008,656)
Net loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.01)

The Company's net loss for the first quarter of 2024 decreased to $574,538 compared to the net loss of $19,488,433 incurred during the fourth quarter of 2023. The decrease in the net loss was mainly due to an $18,937,830 impairment loss recorded in the fourth quarter of 2023. The decrease in net loss was also impacted by a decrease of $56,594 in consulting, management and professional fees and a decrease of $61,722 in employee benefits. However, share-based payments increased by $54,204 and travel and promotions increased by $67,017.

The Company's net loss for the fourth quarter of 2023 increased to $19.488,433 compared to a net loss of $477,928 during the third quarter. The increase in net loss was largely due to the impairment loss of $18,937,830 recorded during the fourth quarter of 2023 resulting from the entering into of the agreement for the disposition of the Company's Makapela Project, the Company relinquishing the other Ngayu properties held by Loncor Resources Congo SARL and the Company writing off the carrying value of North Kivu properties. Consulting, management and professional fees increased by $88,337, employee benefits increased by $58,732 while travel and promotion expenses decreased by $56,808 in the fourth quarter compared to the third quarter of 2023.

The Company's net loss for the third quarter of 2023 decreased to $477,928 compared to a net loss of $836,661 during the second quarter of 2023. Travel expenses decreased by $91,103 in the third quarter of 2023 compared to the second quarter of 2023, office and sundry expenses decreased by $23,257 and consulting, management and professional fees decreased by $11,329 in the third quarter of 2023 compared to the previous quarter. The Company also wrote off a receivable of $291,026 in the second quarter of 2023, which was the largest component to the high net loss in the second quarter as compared to the third quarter. The decrease above was offset by an increase of $46,552 in employee benefits during the third quarter of 2023 compared to the second quarter of 2023.

The Company's net loss for the second quarter of 2023 increased to $836,661 compared to a net loss of $463,923 during the first quarter of 2023. Travel expenses increased by $86,307 in the second quarter of 2023 compared to the first quarter of 2023 and foreign exchange increased by $9,082 in the second quarter of 2023 compared to the previous quarter. The Company also wrote off a receivable of $291,026 in the second quarter of 2023, which was the largest component of the increase in the Company's net loss in the second quarter as compared to the first quarter.

The Company's net loss for the first quarter of 2023 increased to $463,923 compared to a net loss of $368,523 during the fourth quarter of 2022. Travel expenses increased by $28,306 in the first quarter of 2023 compared to the fourth quarter of 2022. Foreign exchange also increased by $6,038 in the first quarter of 2023 compared to the previous quarter. In addition, the fourth quarter of 2022 had a lease liability recovery of $93,349 and EHT recovery of $32,074, which further helped reduce that quarter's net loss.

The Company's net loss for the fourth quarter of 2022 decreased to $368,523 compared to a net loss of $725,801 during the third quarter of 2022. The decrease in net loss was due in part to the lease liability recovery of $93,349 and EHT recovery of $32,074 in the fourth quarter of 2022. Consulting fees decreased by $135,860 and there was a gain of foreign exchange of $93,200 in the fourth quarter compared to the third quarter of 2022.

The Company's net loss for the third quarter of 2022 decreased to $725,801 compared to the net loss of $1,008,656 incurred during the second quarter of 2022. The decrease in the net loss was mainly due to a decrease of $285,616 in share-based payments and a decrease of $45,803 in travel and promotion expenses in the third quarter compared to the second quarter of 2022.  The decrease in the net loss was offset by an increase of $70,076 in foreign exchange loss during the third quarter of 2022 compared to the second quarter of 2022.

Liquidity and Capital Resources

The Company historically relies primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future. The volatility in the gold price has made it more difficult to secure equity financing for many exploration companies.

As at March 31, 2024, the Company had cash and cash equivalents of $56,256 and working capital of $8,372,155 compared to cash and cash equivalents of $639,680 and working capital of $8,885,586 as at December 31, 2023.

During the first quarter of 2024, the Company incurred exploration expenditures of $282,833 (first quarter of 2023 - $552,231) and received $176,526 from the lease agreement with Ding Sheng (see the discussion under "General" above). A breakdown of the exploration expenditures is presented below under "Exploration and Evaluation Expenditures".

See also the discussion under "General" above with respect to the private placement financing completed, and the agreement for sale of the Makapela Project entered into by, the Company during fiscal 2023.

As the Company's business is the exploration of mineral properties, the Company has to operate with limited financial resources and control costs to ensure that funds are available to fund its operations. As is typical for an exploration company, the Company will need to raise additional funds to continue its activities. The Company expects to raise such additional funds through offerings of its shares. However, if the Company raises additional funds by issuing additional shares, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company's common shares. Such securities may also be issued at a discount to the market price of the Company's common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, it may need to sell an interest in its properties. There can be no assurance the Company would be successful in selling any such interest.

Contractual Obligations

The Company's contractual obligations as at March 31, 2024 are described in the following table:

Contractual obligations	Total	Payments due in less than 1 year	Payments due in 1 to 3 years

Lease	$162,823	$82,362	$80,461
Loans	$119,958	$119,958	$-
Total	$282,781	$202,320	$80,461

Exploration and Evaluation Expenditures

The following tables provide breakdowns of exploration and evaluation expenditures incurred during the three months ended March 31, 2024 and 2023, respectively:

	North Kivu Project	Ngayu Projects	Imbo Project	Total
Balance 12/31/2022	$10,771,366	$17,898,367	$11,978,988	$40,648,721

Field camps	-	-	31,890	31,890
Geochemestry	-	-	-	-
Geology	-	-	8,710	8,710
Drilling	-	-	-	-
Feasibility studies	-	-	-	-
Helicopter	-	-	-	-
Travel	-	5,570	30,788	36,358
Professional fees	-	-	42,621	42,621
Office and sundry	-	2,824	249,113	251,937
Interest and bank charges	-	5,079	19,720	24,799
Salaries	-	35,727	76,798	112,525
Amortization	-	-	16,294	16,294
Impairment charges	-	-	-	-
Other	-	-	27,097	27,097
Expenditures for the period	-	49,200	503,031	552,231
Incidental revenue	-	-	(973,610)	(973,610)
Balance 3/31/2023	$10,771,366	$17,947,567	$11,508,409	$40,227,342

	North Kivu Project	Ngayu Projects	Imbo Project	Total
Balance 12/31/2023	$-	$-	$11,562,701	$11,562,701

Field camps	-	-	55,050	55,050
Travel	-	-	16,615	16,615
Professional fees	-	-	33,900	33,900
Office and sundry	-	-	15,508	15,508
Interest and bank charges	-	-	8,489	8,489
Salaries	-	-	95,905	95,905
Amortization	-	-	16,296	16,296
Other	-	-	41,070	41,070
Expenditures for the period	-	-	282,833	282,833

Incidental revenue	-	-	(176,526)	(176,526)
Balance 03/31/2024	$-	$-	$11,669,008	$11,669,008

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at May 15, 2024 the Company had outstanding 154,069,174 common shares, 12,531,000 stock options to purchase common shares and 8,775,000 common share purchase warrants.

Related Party Transactions

a) Key Management Personnel

Key management includes directors (executive and non-executive), the Chief Executive Officer ("CEO"), the Chief Financial Officer, and senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three months ended March 31, 2024 and March 31, 2023 was as follows:

	For the three months ended
	March 31, 2024	March 31, 2023
Salaries and bonus	$220,337	$229,617
Compensation expense and share-based payments	$5,560	$5,201
	$225,897	$234,818

b) Other Related Parties

As at March 31, 2024, an amount of $1,259 relating to advances provided by the Company was due from Arnold Kondrat, the Executive Chairman and a director of the Company (December 31, 2023 the amount due to Mr. Kondrat of $3,824 related to salary and advances to the Company). Total amounts paid or accrued to Mr. Kondrat for the three months ended March 31, 2024 were $62,500 (three months ended March 31, 2023 - $62,500).

As at March 31, 2024, an amount of $260,153 was due from Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2023 - $247,462).

As at March 31, 2024, an amount of $307,018 was due from KGL Resources Ltd. (a company with a common officer) related to common expenses (December 31, 2023 - $285,136).

The amounts included in due to or from related party are unsecured, non-interest bearing and are payable on demand.

New Accounting Standard Adopted

IAS 1 - Presentation of Financial Statements

On January 1, 2024, the Company adopted amendments to IAS 1 Presentation of Financial Statements which clarify that the classification of liabilities as current or noncurrent depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments further clarify that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments did not have an impact on the Company's interim condensed consolidated financial statements and the comparative period on the date of the adoption.

Critical Accounting Estimates

The preparation of the Company's consolidated financial statements in conformity with International Financial Reporting Standards ("IFRS") requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies and estimates that have the most significant effect on the amounts recognized in the First Quarter Financial Statements included the following:

Estimates:

Impairment

Assets, including property, plant and equipment and exploration and evaluation assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets.  Estimates are reviewed regularly by management.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. See Note 14 of the First Quarter Financial Statements.

For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. The assumptions and models used for estimating fair value of warrant-based derivative financial instruments are disclosed in Note 13(c) of the First Quarter Financial Statements.

Judgments:

Provisions and contingencies

The amount recognized as provision, including legal, contractual and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Exploration and evaluation expenditure

The application of the Company's accounting policy for exploration and evaluation expenditure requires significant judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are key circumstances that would indicate a test for impairment is required, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of loss and comprehensive loss during the period the new information becomes available.

Significant judgements have been made with regards to the potential for indicators of impairment. This includes judgements related to the ability to carry out the desired exploration activities as a result of various permits currently being under force majeure due to the poor security situation at the North Kivu property and the need to allocate resources amongst different projects based on the availability of capital and funding.

In December 2023, the Company conducted an impairment analysis whereby the carrying value of the North Kivu properties was fully written off by the amount of $10,621,366. Although the North Kivu permits are still under force majeure, among other relevant considerations under IFRS 6 Exploration and Evaluation of Mineral Resources, the significant delay and uncertainty relating to resumption of exploration and evaluation activities were the driving factors for the impairment recorded for the North Kivu project as at December 31, 2023.

Functional and presentation currency

Judgment is required to determine the functional currency of the Company and its subsidiaries. These judgments are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances.

Financial Risk Management

Fair Value of Financial Assets and Liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable and prepaid expenses, balances due to/from related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair value hierarchy

The following provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

Foreign Currency Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company's operations and financial results.  A portion of the Company's transactions is denominated in Canadian dollars.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of loss and comprehensive loss. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk. See Note 16(c) of the First Quarter Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and advances receivable and prepaid expenses. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company's opinion that such credit risk is subject to normal industry risks and is considered minimal.  See Note 16(d) of the First Quarter Financial Statements for additional details.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner.  If future cash flows are fairly uncertain, the liquidity risk increases. The Company's liquidity requirements are met through a variety of sources, including cash and cash equivalents, and equity capital markets.

Mineral Property Risk

The Company's operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company's activities or may result in impairment or loss of part or all of the Company's assets.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

All of the Company's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, military repression, labor unrest, illegal mining, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political attitude in the DRC may adversely affect the Company's operations. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

The DRC is a developing nation emerging from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles. There can be no assurance that these changes will be affected or that the achievement of these objectives will not have material adverse consequences for the Company and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

The only sources of future funds for further exploration programs which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's mineral resources are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its resource estimates are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company's consolidated financial statements by creating gains or losses. The Company recorded a foreign exchange loss of $8,739 during the three months ended March 31, 2024, compared to a foreign exchange loss of $1,462 during the first quarter ended March 31, 2023, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual information form dated April 1, 2024 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov).

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2023, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2023, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2023, the Company's Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework of 2013. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2023, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required under Canadian securities laws to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. There were no changes in the Company's internal control over financial reporting during the three months ended March 31, 2024, that management believes have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

It should be noted that a control system, including the Company's disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company's disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.